Effective October 6, 2015,
each of PIMCO Municipal Income Fund II, PIMCO California Municipal
Income Fund II and PIMCO New York Municipal Income Fund II adopted the following nonfundamental investment policy:
The staff of the SEC has taken the position that purchased OTC options and the assets used as cover for written OTC options should generally be treated as illiquid. However, the staff of the SEC has also taken the position that the determination of whether a particular instrument is liquid should be made under guidelines and standards established by a funds board of trustees/directors. The SEC staff has provided examples of factors that may be taken into account in determining whether a particular instrument should be treated as liquid. Pursuant to policies adopted by the Funds Board of Trustees, purchased OTC options and the assets used as cover for OTC options written by a Fund may be treated as liquid under certain circumstances, such as when PIMCO has the contractual right to terminate or close out the OTC option on behalf of a Fund within seven days. These policies are not fundamental policies of the Funds and may be changed or modified by the Board of Trustees without the approval of shareholders, provided that any such change or modification will be consistent with applicable positions of the SEC staff.